FINANCE & CONTROL GROUP

P.O. Box 1800, 1000 AV Amsterdam

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-14642)	July 29, 2013

Dear Mr. Riedler,

We are in receipt of your letter dated July 18, 2013, setting forth the comment of the Staff of the Securities and Exchange Commission relating to ING Groep N.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 22, 2013, and our response letter dated June 20, 2013.

This is to confirm that we intend to submit a request for confidential treatment for the redacted information in Annexes I and II to the Decision of the European Commission dated November 16, 2012, the redacted version of which will be filed as exhibits to a future Form 6-K filing.

Please do not hesitate to call me at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ J.H. van Barneveld
J.H. van Barneveld

cc:	Amy Reischauer
Bryan Pitko
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 1800, 1000 AV Amsterdam The Netherlands T +31 20 541 85 10 F +31 20 541 85 00	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam